UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-39339

Hitek Global Inc.

(Exact name of registrant as specified in its charter)

Unit 304, No. 30 Guanri Road, Siming District
Xiamen City, Fujian Province, People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

The 2025 Annual General Meeting (the “Meeting”) of shareholders of Hitek Global Inc. (the “Company”) was held on November 24, 2025 at Unit 304, No. 30 Guanri Road, Siming District, Xiamen City, Fujian Province, People’s Republic of China. In accordance with the Company’s Second Amended and Restated Memorandum and Articles of Association, the Meeting was adjourned from 9:00 a.m. to 8:00 p.m. local time to allow the inspector of elections to attend. Shareholders of 133,106,387 ordinary shares of the Company were present by proxy at the Meeting, representing approximately 92.44% of the total 143,987,364 outstanding ordinary shares and therefore the Company met the quorum requirement for the Meeting, which was a majority of the shares outstanding and entitled to vote at the Meeting as of the record date of October 27, 2025.

The Company’s shareholders voted on the matters described below.

1.	The Company’s shareholders re-elected the following five (5) directors to the board of directors of the Company (the “Board”): Shenping Yin, Shuiqing Huang, Xiaoyang Huang, Weijun Wang, and Zizhao Zhang, each to hold office until the next annual shareholders general meeting and be eligible for re-election thereat or until their successors are duly elected, appointed and qualified in accordance with the Company’s memorandum and articles of association. The number of shares that voted for, against, and abstained from voting for each director is summarized in the table below:

Director Nominee	Votes For	Votes Against	Votes Abstained
Shenping Yin	133,097,688	8,137	562
Shuiqing Huang	133,095,383	10,442	562
Xiaoyang Huang	133,097,688	8,137	562
Weijun Wang	133,081,006	24,819	562
Zizhao Zhang	133,097,514	8,167	706

2.	The Company’s shareholders approved the ratification of the appointment of Wei, Wei & Co., LLP as the Company’s independent registered public accountants for the current fiscal year ending December 31, 2025. The number of shares that voted for, against, and abstained from voting for this proposal is summarized in the table below:

Votes For	Votes Against	Votes Abstained
133,097,606	8,152	629

3.	The Company’s shareholders approved the increase in the number of the Company’s authorized Class A Ordinary Shares, par value US $0.0001 per share, with 1 vote per share, to 3,000,000,000; and the increase in the number of the Company’s authorized Class B Ordinary Shares, par value US $0.0001 per share, with 15 votes per share, to 150,000,000. The number of shares that voted for, against, and abstained from voting for this proposal is summarized in the table below:

Votes For	Votes Against	Votes Abstained
133,040,169	65,589	629

4.	The Company’s shareholders authorized the Board to implement one or more consolidations of the Company’s Class A Ordinary Shares, par value US $0.0001 per share, with 1 vote per share, at an aggregate cumulative ratio within the range of 1-for-40 to 1-for-5,000, with the Board having discretion to determine the specific ratio or ratios and the timing of any such consolidation(s), provided that all such consolidation(s) implemented pursuant to this authorization shall, in the aggregate, not exceed a cumulative ratio of 1-for-5,000, with the Board having discretion to implement such consolidation or consolidations at any time within two years following the date of the Meeting. The number of shares that voted for, against, and abstained from voting for this proposal is summarized in the table below:

Votes For	Votes Against	Votes Abstained
133,040,011	62,747	3,629

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitek Global Inc.

	By:	/s/ Xiaoyang Huang
	Name:	Xiaoyang Huang
	Title:	Chief Executive Officer

Date: December 1, 2025

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